Mail Stop 0407
      							April 29, 2005

Via U.S. Mail and Fax (785) 856-9910
Mr. Darius G. Nevin
Executive Vice President and Chief Financial Officer
Protection One, Inc.
Protection One Alarm Monitoring Inc.
1035 N. 3rd Street
Suite 101
Lawrence, Kansas 66044

	RE:	Protection One, Inc.
		Protection One Alarm Monitoring Inc.
      Form 10-K for the fiscal year ended December 31, 2004
      Form 10-K/A  for the fiscal year ended December 31, 2004
		Filed March 17, 2005 and March 24, 2005, respectively File Nos. 1-12181-01 and 1-12181, respectively

Dear Mr. Nevin:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Item 1. Business, page 10

1. Provide us with more details of your agreement with BellSouth.
Tell us how you account for the upfront royalties and recurring royalties and where they are classified in the income statement.
Refer to your basis in the accounting literature.

Attrition, page 32

2. Tell us what you mean by "our wholesale base and for accounts, which are covered under a purchase price holdback and are "put" back to the seller. We reduce the gross accounts lost...by the amount of the guarantee provided for in the purchase agreements with sellers."
Tell us how your calculated attrition rates impact your various accounting policies.

Results of Operations

	Protection One Consolidated, page 39

3. Tell us how you were able to reduce insurance costs despite various claims and matters of litigation, including certain settlements with participation by your insurance carriers.


Form 10-K/A for the year ended December 31, 2004

Consolidated Statements of Operations and Comprehensive Loss, page
5

4. As required by SAB Topic 11:B, revise your presentation to either
1) reclassify the depreciation and amortization applicable to cost of revenues, or 2) remove the caption gross profit and indicate the amount of applicable depreciation and amortization that is excluded from cost of revenue.

1. The Company, page 8

5. Provide us with an update of your analysis of SAB Topic 5:J.

	(b) Revenue Recognition, Page 9

6. Tell us your basis in the accounting literature for deferring revenues from system installation and equipment upgrades in connection with residential monitoring service contracts. Provide us with your detailed analysis of EITF 00-21.

7. Specifically regarding your deferred expenses, or "deferred customer acquisition costs:"

* Tell us the nature of these costs and why you believe it is appropriate to defer these costs. Tell us why you believe they are directly related to the origination of a contract. Refer to your basis in the accounting literature.
* Tell us why you believe it is appropriate to defer the "costs in excess of the deferred revenue" over the initial contract term. Demonstrate to us that such costs are recoverable over the initial contract term.

8. Provide us with more details of what you mean by the statement, "when the Company passes title to a system unaccompanied by a service agreement or the Company passes title at a price that it believes is unaffected by an accompanying but undelivered service, the Company recognizes revenues and costs in the period incurred." Describe your accounting policy in more detail and refer to your basis in the accounting literature. Also, tell us to which customers these arrangements apply.

9. We note your statement that you defer revenues and direct costs "in cases where the Company retains title to the system or prices the system lower than it otherwise would because of an accompanying service agreement." Provide us with more details of what you mean by this statement and cite your basis in the accounting literature. Tell us the circumstances where you retain title to the system.

10. Tell us how you determine the expected life of each of your customers.

11. Citing the pertinent accounting literature, tell us why an accelerated method of revenue recognition for residential and commercial customers is appropriate in your circumstances. Assuming that attrition is greatest during the initial years of the agreement, are you able to recover the revenue amounts that had been recognized on an accelerated basis through the date of cancellation? Tell us the pertinent terms of the agreement, including performance, cancellation, termination, automatic renewal, or refund-type provisions, that support your accounting treatment.

12. Tell us whether deferred costs, that are less than or equal to deferred revenues, are amortized on a straight-line basis or an accelerated basis. Also, tell us why you believe your amortization method is appropriate.


(g) Customer Accounts, page 10

13. Tell us the nature of the "amounts paid to dealers" included in customer accounts and why you believe it is appropriate to capitalize them.

5.  Debt, page 14

	Quadrangle Credit Facility, page 14

14. We note that in November 2004, you entered into an exchange agreement with Quadrangle to restructure the debt under the credit facility, subject to closing following the balance sheet date.
Please:

* Tell us in more detail your accounting for this restructuring of debt and tell us how you evaluated whether it was a troubled debt restructuring under SFAS 15.
* Tell us your basis for the valuation of the 16 million shares issued.
* Provide us with the journal entries for this exchange.

6. Related Party Transactions

Additional Transactions with Westar, page 17

15. We note that you recorded a gain of $16.6 million in 2002 as a result of your bond repurchase from Westar. Tell us how you evaluated SAB Topic 5:T.

8. Income Taxes, page 20

16. Tell us the nature of the exception in your statement that "the tax sharing settlement also provided for a mutual general release, except with respect to...certain alarm monitoring and other service agreements between the Company and Westar."

12. Commitments and Contingencies

Dealer Litigation, page 23

17. Please define, and tell us how you account for, dealer holdbacks.
Tell us on what basis dealers can assert a claim, other than in accordance with the terms of the contracts. Tell us why you believe that the aggregate impact of these potential disputes could be material.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Branch Chief Accountant, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



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Mr. Darius G. Nevin
Protection One Inc.
Protection One Alarm Monitoring Inc.
April 29, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE